Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
Tel : 66(0) 2591-0736-49 Fax : 66(0) 2591-0705, 2591-0706

May 17, 2004

The U.S. Securities and Exchange Commissic
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Ma.
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 026/2004**
  Subject: Notification of the Registration for the Change of the Par Value of the Company's
  Date: May 17, 2004

- **Stock Exchange of Thailand Filing, SSA-CP 027/2004**
  Subject: Notification of the adjustment to exercise price and exercise ration of EXOP Warrants
  Date: May 17, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 5/25

Enclosure

THAICOM

Summary Translation Letter
To the Stock Exchange of Thailand
May 17, 2004

SSA-CP 026/2004

May 17, 2004

Subject: Notification of the Registration for the Change of the Par Value of the Company's Shares

To: President
The Stock Exchange of Thailand

Reference is made to the resolution of the annual general meeting of the shareholders of Shin Satellite Public Company Limited for the year 2004 passed on the 22nd day of April 2004 that the change of the par value of the Company's shares from 10 Baht per share to 5 Baht per share be approved.

The Company hereby wishes to inform you that the Company has already registered the said change of the par value of the Company's shares with the Registrar, the Business Development Department, Ministry of Commerce, on the May 17, 2004.

THAICOM

Summary Translation Letter
To the Stock Exchange of Thailand
May 17, 2004

SSA-CP 027/2004

May 17, 2004

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants

To: President
The Stock Exchange of Thailand

Reference is made to the resolution of the annual general meeting of the shareholders of Shin Satellite Public Company Limited for the year 2004 passed on the 22nd day of April 2004 that the change of the par value of the Company's shares from 10 Baht per share to 5 Baht per share be approved.

Upon the resolution, the Company has changed the par value. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant I, II and III as stated in Clause 2.6 (I), the Adjustment of the exercise ratio and the exercise price. The ESOP warrant holders' rights shall not adversely affected. The adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II and III is required as shown below;

ESOP Grant I	**Before adjustment**	**After adjustment**
Exercise price	26.75 Baht per share	13.375 Baht /share
Exercise ratio	1 : 1	1 : 2
Number of shares to be allotted	8,000,000 shares	16,000,000 shares
ESOP Grant II	**Before adjustment**	**After adjustment**
Exercise price	12.84 Baht per share	6.42 Baht /share
Exercise ratio	1 : 1	1 : 2
Number of shares to be allotted	4,400,100 shares	8,800,200 shares
ESOP Grant III	**Before adjustment**	**After adjustment**
Exercise price	28.45 Baht per share	14.225 Baht /share
Exercise ratio	1 : 1	1 : 2
Number of shares to be allotted	2,947,100 shares	5,894,200 shares

The new exercise price and new exercise ratio shall be effective immediately on the first day the Company registered the said change of the par value of the Company's shares with the Registrar, the Business Development Department, Ministry of Commerce on the May 17, 2004. ESOP warrant holders of Grant I and II who intend to exercise their warrants will be adjusted to the new exercise price and new exercise ratio as from May 2004 onwards.